Rule 12g - 82-2748

VECTOR
Corporate Finance Lawyers

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643


SEC MAIL
RECEIVED
PROCESSING
APR 08 2005
WASH. D.C.
209
SECTION

E-mail: lsalt@vectorlaw.com
File No. 1036

March 30, 2005

VIA COURIER

Attention: Aimee Vander-Vliet
Corporate Finance

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1K8




05007245

COPY

Dear Sirs:

re: Goldcliff Resource Corporation (the "Company")
Filing of BC Form 45-103F4, Report of Exempt Distribution

SUPPL

On behalf of the Company, we enclose the following documentation:

1. BC Form 45-103F4, dated March 22, 2005, which has been originally executed by Leonard W. Saleken, the President and a director of the Company.
2. Fee Checklist, Securities Act Regulation, together with a cheque drawn on the Company's account in the amount of $180, representing 0.03% of the gross proceeds of the transaction in British Columbia ($600,000) payable to the "British Columbia Securities Commission" in payment of the requisite filing fee.

We trust you will find the same in order.

Yours very truly,
VECTOR Corporate Finance Lawyers

Per: Lindsay Salt

Lindsay Salt
Paralegal

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

ls
Encl.

cc: TSX Venture Exchange (Attn: Index Analyst, Corporate Finance Services, w/encl.#1)
Alberta Securities Commission (Attn: Disclosure Section, w/encl.#1)
Goldcliff Resource Corporation (Attn: Leonard W. Saleken, w/o encls.)

dlw 4/19

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FORM 45-103F4
Report of Exempt Distribution

Issuer Information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

   Goldcliff Resource Corporation
   Name of Issuer

   6976 Laburnum Street, Vancouver, B.C. V6P 5M9
   Address

   (604) 261-7477
   Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in the provinces of British Columbia and Alberta

Details of Distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

   March 21, 2005

4. For each security distributed:

   (a) describe the type of security, and

   Flow-Through Units (the "FT Units")

   (b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   2,400,000 FT Units. Each FT Unit comprises one common share and one-half of one non-transferable share purchase warrant (a "Warrant"). One whole Warrant entitles the holder to purchase one additional non-flow-through common share of the Company for a period of 12 months from March 21, 2005

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction
British Columbia	$0.25 per FT Unit	$600,000
Total dollar value of distribution in jurisdictions (Canadian $)		**$600,000**

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Raymond James Ltd. 2200-925 West Georgia Street Vancouver, B.C. V6C 3L2	$34,500 230,000 non-flow-through non-transferable share purchase warrants	s. 128(f) – Rules	$0.35 per share

(1) Rules = *Securities Rules* (British Columbia)

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: March 22/05

Goldcliff Resource Corporation
Name of issuer or vendor (please print)

Leonard W. Saleken
Print name and position of person signing



Signature

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Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	**Number and type of securities purchased**	**Total purchase price (Canadian $)**	**Exemption relied on**

IT IS AN OFFENCE TO MAKE A MISREPRESENTATON IN THIS REPORT.

Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributes securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation in each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distribution in that jurisdiction, as set out in Item 5 of this report.

Notice – Collection and use of Personal Information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below:

Alberta Securities Commission
Suite 400, 300-5th Avenue S.W.
Calgary, Alberta T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Telephone: (604) 899-6730
Toll free in British Columbia and Alberta 1 (800) 373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130-405 Broadway Avenue
Winnipeg, Manitoba R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor, West Block
Confederation Building, 75 O'Leary Avenue
St. John's, Newfoundland A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of Northwest Territories
Department of Justice, Securities Registry
P.O. Box 1320, 1st Floor Stuart M. Hodgson Building
5009-49th Street
Yellowknife, Northwest Territories X1A 2L9
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice, Legal Registries Division
P.O Box 1000, Station 570, 1st Floor, Brown Building
Iqualuit, Nunavut X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, Prince Edward Island C1A 7N8
Telephone: (902) 568-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor, 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

Schedule "A" to Form 45-103F4, Report of Exempt Distribution of Goldcliff Resource Corporation

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on(1)
Brian Battison 5064 Wallace Avenue Delta, B.C., V4M 1A1	100,000 FT Units	$25,000	s.5.1 – MI
Gerry Bate 183 Acacia Crescent Penticton, B.C., V2A 8B8	100,000 FT Units	$25,000	s.5.1 – MI
Al Cloke 12516 57A Avenue Surrey, B.C., V3X 2S6	400,000 FT Units	$100,000	s.5.1 – MI
James Cumming 1011 Moorpark Drive Penticton, B.C., V2A 8X5	300,000 FT Units	$75,000	s.5.1 – MI
Mark F. Davie 308 One Quail Place, R.R. #1, S.82B, C.5 Penticton, B.C., V0H 1R0	100,000 FT Units	$25,000	s.5.1 – MI
Robert de Wolf 7025 Balaclava Street Vancouver, B.C., V6N 1M4	100,000 FT Units	$25,000	s.5.1 – MI
Ed Egli 979 Walker Drive Kelowna, B.C., V1Y 7T4	50,000 FT Units	$12,500	s.5.1 – MI
Rob Forrest 1588 Bond Street Penticton. B.C., V2A 4M2	100,000 FT Units	$25,000	s.5.1 – MI
Bryan Johnston 4290 Highway 97N Penticton, B.C., V1X 7S3	100,000 FT Units	$25,000	s.5.1 – MI
Steve Kratzer 394 Poplar Point Drive Kelowna, B.C., V1Y 1Y1	100,000 FT Units	$25,000	s.5.1 – MI
Jim Kungle 7025 Balaclava Street Vancouver, B.C., V6N 1M4	100,000 FT Units	$25,000	s.5.1 – MI
Blair MacDonald RR1, S7C, C29 Kaleden, B.C., V0H 1K0	100,000 FT Units	$25,000	s.5.1 – MI
Grant Maddock 1449 St. Paul Street, #200 Kelowna, B.C., V1Y 2E5	50,000 FT Units	$12,500	s.5.1 – MI
George D. Mason 600 – 1628 Dickson Avenue Kelowna, B.C., V1Y 9X1	100,000 FT Units	$25,000	s.5.1 – MI
Robert Morrow 2112 Broadway, Suite 210 Vancouver, B.C., V6K 2C8	100,000 FT Units	$25,000	s.5.1 – MI

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Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on[(1)]
Jeff Omland 830 – 3 Mile Road Penticton, B.C., V2A 8T7	100,000 FT Units	$25,000	s.5.1 – MI
Janet Parker 1765 Main Street Penticton, B.C., V2A 5H1	100,000 FT Units	$25,000	s.5.1 – MI
James B. Ramsay 1449 St. Paul Street Kelowna, B.C., V1Y 2E5	100,000 FT Units	$25,000	s.5.1 – MI
Catherine Staples 330 Stellar Drive Kelowna, B.C., V1W 4K6	100,000 FT Units	$25,000	s.5.1 – MI
Chris Stewart 13926 21A Avenue Surrey, B.C., V4A 9V9	100,000 FT Units	$25,000	s.5.1 – MI
Total:	**2,400,000 FT Units**	**$600,000**	

(1) MI = Multilateral Instrument 45-103, Capital Raising Exemptions

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